UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 000-23189

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ROBINSON COMPANIES RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C.H. ROBINSON WORLDWIDE, INC.
14701 Charlson Road
Eden Prairie, MN 55347

ROBINSON COMPANIES RETIREMENT PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Advisory Committee:
Robinson Companies Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Robinson Companies Retirement Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Plan is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.
Minneapolis, Minnesota
June 22, 2017

ROBINSON COMPANIES RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS:
Participant-directed investments — at fair value (Note 3)	$799,208,557	$671,141,468
Participant-directed investments — at contract value (Note 4)	53,078,107	47,945,219
Total Investments	852,286,664	719,086,687

Notes receivable from participants	19,651,204	17,811,909
Contributions receivable — employer	—	21,961,003
Operating payable	(179,394)	(202,709)
NET ASSETS AVAILABLE FOR BENEFITS	$871,758,475	$758,656,890

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
ADDITIONS — Additions to net assets attributed to:
Contributions:
Employer	$27,206,703	$47,238,254
Participant	40,450,287	37,618,781
Rollover	17,977,395	7,968,809
Net unrealized and realized appreciation (depreciation) in fair value of investments	68,587,780	(23,955,567)
Interest and dividend income	10,295,922	8,703,805
Total additions	164,518,087	77,574,082
DEDUCTIONS — Deductions to net assets attributed to:
Benefits paid to participants	50,546,928	41,605,070
Administrative expenses	869,574	952,267
Total deductions	51,416,502	42,557,337
NET INCREASE	113,101,585	35,016,745
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	758,656,890	723,640,145
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$871,758,475	$758,656,890
See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	DESCRIPTION OF THE PLAN
General - C.H. Robinson Worldwide, Inc. (the “Company” or CHRW), established the Robinson Companies Retirement Plan (the “Plan”), a defined contribution plan, to provide retirement income and other benefits to eligible employees of the Company and certain affiliates under a single profit-sharing plan with multiple, affiliated, and sponsoring employers. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Operation of the Plan - The Plan is administered by officers/employees of the Company (the “Advisory Committee”). The Advisory Committee meets on a quarterly basis with an independent investment advisor to review and monitor the investments within the Plan. Wells Fargo Institutional Retirement and Trust (“Wells Fargo”) is the trustee and recordkeeper of the Plan. The trustee is responsible for holding the assets of the Plan, executing investment transactions, and making distributions to participants. Administrative fees of the Plan, including trustee and investment advisory fees, are paid by the Plan.
Contributions - Participants may contribute up to 50% of their pretax compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations, which were $18,000 for 2016 and 2015.
The Company makes an employer-matching contribution and may make a discretionary profit-sharing contribution. Under the terms of the Plan, the annual contribution amount cannot exceed the maximum amount allowable as a deduction in computing the Company’s consolidated taxable income.
The formula for the matching contribution is 100% of the first 4% of recognized compensation of total eligible participants in 2016 and 2015. The Company made matching contributions to the Plan of $27.2 million in 2016 and $25.3 million in 2015.
The profit-sharing amount was equal to 0% and 4% of total recognized compensation of eligible participants for 2016 and 2015, respectively. The Company added $21.9 million to the Plan as part of profit-sharing in 2015.
Participation and Vesting - Each employee who has completed 30 consecutive days of service with the Company or one of its participating affiliates is eligible to be a participant of the retirement savings and matching portions of the Plan. Each employee who has completed 1,000 hours of service within the Plan year and has been employed by the Company or one of its participating affiliates for 12 months is eligible to be a participant of the discretionary profit-sharing portion of the Plan on the first day of the following January or July.
The Plan has an enrollment feature, which allows the employee to set the deferral rate each pay period. Beginning January 1, 2007, the Company adopted automatic enrollment for new employees at a deferral rate of 4% as of the date they are eligible to participate in the retirement savings portion of the Plan. Employees are eligible to change the deferral rate at any time. The employer-matching contribution is made by the Company. Participants are 100% vested in their contributions as well as employer-matching contributions at all times. Employer profit-sharing contributions vest over a five-year vesting schedule, as detailed below:

When the Participant has Completed the Following Years of Vesting Service	The Vested Portion of the Participant’s Employer Profit- Sharing Account Will be
Less than 1 year	—%
More than one, but less than two years	20
More than two, but less than three years	40
More than three, but less than four years	60
More than four, but less than five years	80
Five years or more	100
A participant’s account is also fully vested and nonforfeitable when the participant attains age 60, is permanently disabled, or dies during employment, if the Plan is terminated, or if there is a complete discontinuance of contributions by the Company under the Plan. Amounts forfeited by former participants are used to restore rehired participant balances, to reduce employer-matching contributions, to reduce employer discretionary contributions, to reduce the Plan expenses, or to correct errors, omissions, and exclusions.
Gains or losses in the value of the assets and investment income of the Plan during the year are allocated to each participant based on the value of each participant’s account.
Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution and related matching and nonelective contributions and Plan earnings. Participant accounts are also charged with withdrawals and an allocation of plan losses and administrative expenses that are paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Forfeited Accounts - As of December 31, 2016 and 2015, forfeited nonvested accounts totaled $109,009 and $169,892, respectively. These accounts will primarily be used to reduce future employer contributions or pay Plan administrative expenses. During the years ended December 31, 2016 and 2015, employer contributions were reduced by $47,827 and $51,980, respectively, from forfeited nonvested accounts.
Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate as published by The Wall Street Journal for the last business day of the calendar month preceding the calendar month in which the loan is granted. Loan principal and interest is repaid ratably through payroll deductions. Participant loans are valued at the unpaid principal balance plus accrued but unpaid interest.
Payment of Benefits - On termination of employment, retirement, reaching age 59 1/2, death, or disability, a participant, or in the case of death, the participant’s beneficiary, will receive upon request the vested portion of the amounts credited to the participant’s account in a lump-sum payment.
Investments - Each participant elects the amount of his or her account balance to be invested in the respective available investment funds. Participants are able to direct their investments into 19 different investment funds, the Company’s stock, or into self-directed investment options (limited to investments in funds).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for investment in a variety of investment funds including self-directed investment funds and the Company’s stock. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.
Included in investments at December 31, 2016 and 2015, are shares of the sponsor’s common stock that represent approximately 7% percent of total investments at December 31, 2016 and 2015.
Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
The Columbia Trust Stable Income I-25 Fund ("The Fund") is stated at contract value in accordance with FASB ASC Topic 946, Financial Services - Investment Companies (“ASC Topic 946”). Contract value is the relevant measurement value attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans. See Note 4.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Payment of Benefits -Benefit payments to participants are recorded upon distribution.
Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the IRC limits. As of December 31, 2016 and 2015, there were no excess contributions payable.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Administrative Expenses - Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.
New Accounting Standards - In May 2015, the Financial Accounting Standards Board ("FASB") issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. ASU 2015-07 became effective January 1, 2016. The Plan disclosures reflect the adoption of this new guidance in Note 3, Fair Value Measurements, including retrospective application. There are no effects on the statements of net assets available for benefits or the changes therein.
In July 2016, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part 1) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, a three-part standard providing guidance on certain aspects of the accounting and disclosure for employee benefit plans. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value investments shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2016. The Plan's financial statements reflect the adoption, including the retrospective application, as allowed by the accounting standard. The adoption of this standard did not result in a material change to the presentation of the financial statements as a whole.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.
In accordance with ASC 820, as of December 31, 2016 and 2015, the tables below include the major categorization for the Plan’s investments securities on the basis of the nature and risk of the investments:

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2016 Total
Common stock — CHRW common stock	$59,245,714	$—	$—	$59,245,714
Mutual funds:
Domestic stock fund	208,640,744	—	—	208,640,744
International stock fund	71,979,940	—	—	71,979,940
Self-directed accounts	40,893,018	—	—	40,893,018
All asset fund	13,450,777	—	—	13,450,777
Life cycle funds	232,374,476	—	—	232,374,476
Total mutual funds	567,338,955	—	—	567,338,955
Common collective trusts measured at NAV				172,623,888
Total investments at fair value	$626,584,669	$—	$—	$799,208,557

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2015 Total
Common stock — CHRW common stock	$52,208,295	$—	$—	$52,208,295
Mutual funds:
Domestic stock fund	179,030,534	—	—	179,030,534
International stock fund	73,252,175	—	—	73,252,175
Self-directed accounts	37,168,789	—	—	37,168,789
All asset fund	11,545,162	—	—	11,545,162
Life cycle funds	170,409,131	—	—	170,409,131
Total mutual funds	471,405,791	—	—	471,405,791
Common collective trusts measured at NAV				147,527,382
Total investments at fair value	$523,614,086	$—	$—	$671,141,468

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.
For the years ended December 31, 2016 and 2015, there were no transfers between levels.
Asset Valuation Techniques - Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.
CHRW Common Stock - The Company's common stock is valued at the closing price reported on the active market on which the securities are traded on the last business day of the Plan year.
Mutual funds - Shares of registered investment companies, consisting of mutual funds, are valued at quoted market prices that represent the net asset value of shares held at Plan year-end. Self-directed accounts primarily consist of domestic and international mutual funds.
Common collective trusts - Investments in common collective trust funds are valued at the net asset value ("NAV") of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

4.	Investment Contracts
The Columbia Trust Stable Income I-25 Fund (“The Fund”) invests in the Columbia Trust Stable Income Fund that is a stable value fund that may invest in traditional insurance investment contracts, U.S. government and agency securities, asset-backed securities, and collective investment funds. The beneficial interest of each participant is represented by units which are issued and redeemed daily at the Fund’s constant Net Asset Value of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
The Fund does not have any significant restrictions on redemptions and allows participants to immediately redeem all or a portion of their investment at full contract value. Most of the guaranteed investment contracts (GIC) contained in the Fund provide a fixed interest rate over the term to maturity, and therefore do not experience fluctuating crediting rates. There are no unfunded commitments within the Fund.
The Fund is composed primarily of fully benefit-responsive investment contracts and is reported at fair value using net asset value (NAV) as a practical expedient. The stable value fund calculates NAV per share in a manner consistent with the measurement principles in FASB ASC 946, Financial Services-Investment Companies. Those measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets which include the fully benefit investment contracts held by the fund at contract value. This NAV represents the Plan’s fair value since this is the NAV at which the Plan transacts with the fund. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

Limitations on the Ability of the Fund to Transact at Contract Value:

The contracts also generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include, but not be limited to, the following:

•material amendments to the Plan's structure or administration;
•complete or partial termination of the Plan, including a merger with another plan;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under IRISA;

•
the redemption of all or a portion of the interests in the Plan at the direction of the Plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Plan sponsor, the merger of the Plan with another plan or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position or accounting requirement applicable to the Plan;

•	changes to competing investment options; and

•	the delivery of any communication to Plan participants designed to influence a participant not to invest in the stable value option.

The Plan sponsor does not consider any of these events probable.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by Wells Fargo. Wells Fargo was the trustee during the period as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.
The Plan also holds 808,705 shares and 841,798 shares in the Company’s common stock as of December 31, 2016 and 2015, respectively. In addition, the Plan recorded $1,415,317 and $1,295,481 in dividend income from the investment in the Company’s common stock as of December 31, 2016 and 2015, respectively.

6.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at anytime, subject to the Plan’s provisions and ERISA regulations. In the event that the Plan is terminated, each participant shall become fully vested and shall be entitled to a benefit equal to the value of his or her account.

7.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 21, 2014 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and the increase in net assets available for benefits per the financial statements to net assets and net income per the Form 5500 as of December 31, 2016 and for the year ended December 31, 2015, as applicable:

	2016	2015

Net assets available for benefit plans per the financial statements	$871,758,475	$758,656,890
Deemed distributions of participant loans	(3,557)	(6,729)
Net assets available for benefits per the Form 5500	$871,754,918	$758,650,161

Increase in net assets per the financial statements	$113,101,585	$35,016,745
Deemed distribution activity	3,172	8,472
Net Income per Form 5500	$113,104,757	$35,025,217

9.	SUBSEQUENT EVENTS

On January 1, 2017 a new summary plan document was issued. No significant changes to the plan were made in this amendment.

SUPPLEMENTAL SCEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

ROBINSON COMPANIES RETIREMENT PLAN
Employer ID No: 41-0680048
Plan Number: 001
SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

Description	Current Value
Columbia Trust Stable Income I-25 Fund	$53,078,107
Common collective trusts:
Columbia Trust Balanced Fund II	42,595,388
Wells Fargo Equity Index Trust Fund G (1)	130,028,500
Registered investment companies:
American Beacon Small Cap Value Fund	59,634,506
BlackRock Small Cap Growth Fund	23,625,477
Times Square Mid Cap Growth Fund	31,890,973
MFS Institutional International Equity Fund	67,320,754
Tweedy Brown Global Fund	4,659,186
John Hancock Mid-Cap Fund	93,489,788
PIMCO All Asset Fund	13,450,777
JP Morgan Smart Retire 2020	16,171,184
JP Morgan Smart Retire 2025	1,389,282
JP Morgan Smart Retire 2030	36,025,801
JP Morgan Smart Retire 2035	1,847,227
JP Morgan Smart Retire 2040	77,102,731
JP Morgan Smart Retire 2045	2,178,433
JP Morgan Smart Retire 2050	87,628,407
JP Morgan Smart Retire 2055	3,673,800
JP Morgan Smart Retire Income	6,357,611
Common stock — CHRW common stock (1)	59,245,714
Self-directed account	40,893,018
Participant loans (1) (interest rates range from 3.25% to 5.00% and maturity dates range from 2015 to 2029)	19,651,204
TOTAL	$871,937,868

_______________________
(1) Known party-in-interest.

See accompanying Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROBINSON COMPANIES RETIREMENT PLAN

By:	C.H. ROBINSON WORLDWIDE, INC. the Principal Sponsor

	By:	/s/ Troy A. Renner
Troy A. Renner
Treasurer
Date: June 22, 2017